Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN EVALUTION REFERRING TO ELBIT MEDICAL TECHNOLOGIES

Tel Aviv, Israel, June 28, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Edison Investment Research (Israel) Ltd. published an evaluation of its subsidiary, Elbit Medical Technologies Ltd. (“Elbit Medical”) (the “Evaluation”):

https://maya.tase.co.il/reports/details/1170363/2/0

The Evaluation assessed the value of Elbit Medical to be NIS 407 million (USD 116 million) in accordance with the assumptions detailed in the Evaluation.

The Company makes reference to the exemption clauses at the end of the Evaluation, which includes a provision that the Evaluation does not constitute a recommendation or opinion regarding the purchase or sale of securities.

The Company holds approximately 89% of Elbit Medical’s outstanding share capital (approximately 58% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com